# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RANI THERAPEUTICS HOLDINGS, INC., CIK 0001856725
CUSIP: 753018100
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2051 RINGWOOD AVENUE, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001346824-25-000031
Filed by CIK 0001346824

## Reporting persons
- RA Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,530,414; sole dispositive power 0; shared dispositive power 11,530,414; aggregate amount beneficially owned 11,530,414 (9.9% of the class)
- Peter Kolchinsky: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,530,414; sole dispositive power 0; shared dispositive power 11,530,414; aggregate amount beneficially owned 11,530,414 (9.9% of the class)
- Rajeev Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,530,414; sole dispositive power 0; shared dispositive power 11,530,414; aggregate amount beneficially owned 11,530,414 (9.9% of the class)
- RA Capital Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,530,414; sole dispositive power 0; shared dispositive power 11,530,414; aggregate amount beneficially owned 11,530,414 (9.9% of the class)

## Item 1. Issuer
Name of issuer: RANI THERAPEUTICS HOLDINGS, INC.
Address of issuer's principal executive offices: 2051 RINGWOOD AVENUE, SAN JOSE, CA, 95131.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

RA Capital Management, L.P. ("RA Capital")
Peter Kolchinsky ("Dr. Kolchinsky")
Rajeev Shah ("Mr. Shah")
RA Capital Healthcare Fund, L.P. (the "Fund")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116
Citizenship:
RA Capital and the Fund are Delaware limited partnerships.
Dr. Kolchinsky and Mr. Shah are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Fund directly holds (i) 8,500,000 shares of Class A common stock, (ii) pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 16,500,000 shares of Class A common stock, and (iii) warrants (the "Common Warrants" and, together with the Pre-Funded Warrants, the "Warrants") exercisable for up to 25,000,000 shares of Class A common stock. Each of the Pre-Funded Warrants and the Common Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes exercise of the Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the Class A common stock outstanding. The Fund is currently prohibited from exercising the Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 11,530,414 shares of Class A common stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's portfolio, including the shares of the Issuer's Class A common stock reported herein. Because the Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13G/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13G/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Percent of class: Due to the Beneficial Ownership Blocker listed in the Warrants, each Reporting Person's beneficial ownership percentage was 9.99% as of June 30, 2026. Such percentage is based upon the sum of (i) 99,912,515 shares of Class A common stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 15, 2026, (ii) 12,476,637 shares of Class A common stock issued by the Issuer on May 27, 2026, as reported in the Issuer's Prospectus Supplement filed with the SEC on May 27, 2026, and (ii) 3,030,414 shares of Class A common stock issuable upon the exercise of Warrants. Due to field limitations of the EDGAR filing system, the percentages listed in row 11 of the Reporting Persons' cover pages have been rounded down to 9.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on October 30, 2025)

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (08/14/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (08/14/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (08/14/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (08/14/2026)